July 1, 2021

VIA EDGAR

Mr. Robert Shapiro
Mr. Lyn Shenk
Division of Corporate Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Papa John’s International, Inc. Form 10-K for the Fiscal Year Ended December 27, 2020 Filed February 25, 2021 File No. 000-21660

Dear Messrs. Shapiro and Shenk:

We are writing in response to your letter dated June 21, 2021, commenting on the above-referenced filing of Papa John’s International, Inc. (“Papa John’s” or the “Company”). For your convenience, we have repeated each of the staff’s comments below together with the subheadings used in your letter. Each comment is followed by our response to that comment.

Form 10-K for the Fiscal Year Ended December 27, 2020

Discussion of Operating Results, page 37

Comment:

1.	Please revise the bolded table caption “Adjusted operating income” to “Total” or something similar to avoid labeling each column total as “Adjusted operating income.”

Response:

The Company respectfully acknowledges the staff’s comment and will revise the bolded table caption in the final row of its Adjusted operating income table to “Total” in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Discussion of Operating Results
North American Franchising Segment, page 37

Comment:

2.
Please quantify factors to which changes are attributed. For example, you state the increase in North America Franchising Segment was due to higher comparable sales and a higher effective royalty rate. Refer to Item 303(b) of Regulation S-K.

Response:

The Company respectfully acknowledges the staff’s comment and will endeavor to quantify factors to which material changes are attributed in future filings. For example, in its next two Quarterly Reports on Form 10-Q, the Company will quantify the comparable impact to North America franchising operating income of the temporary royalty reductions that are above and beyond the level of franchise assistance the Company would incur in the ordinary course of its business. This was a component of the formal relief program provided to the North America system through the third quarter of 2020. The Company will also monitor and disclose the quantitative impact of other temporary factors that provide material changes to operating results.

Presented below for illustrative purposes is the Company’s proposed disclosure of results of operations in the North America Franchising Segment (for the 2020 fiscal year compared to 2019) to disclose additional quantified details for factors to which changes are attributed. The newly added disclosure has been underlined to facilitate the staff’s review.

North America Franchising Segment.  North America franchising operating income increased $25.4 million for 2020, primarily due to higher comparable sales of 18.6%. The fiscal year 2020 also benefited from a higher effective royalty rate compared to 2019 primarily due to ~~lower royalty relief~~ higher franchise royalties of $4.8 million in 2020 as compared to 2019 as a result of ending in the third quarter of 2020 our temporary franchise royalty reduction program that was above and beyond the level of franchise assistance the Company would incur in the ordinary course of its business, as discussed in “Temporary Franchise Support.”

*****

Thank you for your consideration in reviewing the above responses. Please direct any further comments or requests for additional information to my attention at ann_gugino@papajohns.com.

Sincerely,
Papa John’s International, Inc.

/s/ Ann Gugino

Ann Gugino
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:          John Beckman, Hogan Lovells US LLP

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